UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

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Application of Northeast    )   CERTIFICATE PURSUANT TO
Utilities on Form U-1       )   RULE 24 UNDER THE PUBLIC
File No. 70-9535            )   UTILITY HOLDING COMPANY ACT
                            )   of 1935
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     Pursuant to the requirements of Rule 24 under the Public Utility Holding
Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU") certifies that the transactions, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9535), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27127, dated January 31, 2000, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Commission's order with respect thereto. Specifically, the initial debt authorized by the Commission to be incurred to NU to fund the acquisition of all of the common stock of Yankee Energy
System, Inc. was replaced by the issuance of floating rate notes ("Notes") in the aggregate principal amount of $263 million and a two-year term on February 28, 2001. The Notes bear a rate of 1.60% over LIBOR and were sold to the public at 100% of par value through an underwriting group headed by Morgan Stanley Dean Witter. The underwriting discount was 0.25% and proceeds to NU were 99.75%, each of the principal amount of the Notes.

     Submitted with this Certificate is the "past tense" opinion of counsel, the Indenture dated as of February 28, 2001 between NU and the Bank of New York, as Trustee ("Trustee") and the First Supplemental Indenture dated as of February 28, 2001 between NU and the Trustee.

Exhibits

A-1 - Indenture from NU to the Trustee dated as of
      February 28, 2001
A-2 - First Supplemental Indenture from NU to the Trustee
      dated as of February 28, 2001
F-1 - Post Effective Opinion of Counsel




                                  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Northeast Utilities


                                By: /s/David R. McHale
                               Name:  David R. McHale
                              Title:  Vice President and
                                          Treasurer


Dated:  March 8, 2001